EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine
	Months
	Ended
	September 30,	Year Ended December 31,
(in thousands)	2009	2008	2007	2006	2005	2004
Ratio 1 — Including Interest on Deposits Earnings:
Income (loss) from continuing operations before income taxes	$(1,355,749)	(652,421)	527,674	645,538	563,340	489,979
Fixed charges	399,073	787,227	1,095,972	895,696	535,408	303,451

Total	$(956,676)	134,806	1,623,646	1,541,234	1,098,748	793,430

Fixed Charges:
Interest on deposits	$359,577	667,453	912,472	746,669	408,405	216,682
Interest on short-term borrowings	3,013	38,577	92,970	72,958	34,342	20,236
Interest on long-term debt	30,436	73,657	84,014	71,050	88,299	62,571
Portion of rents representative of the interest factor (1/3) of expense	6,047	7,540	6,516	5,019	4,362	3,962

Total fixed charges	$399,073	787,227	1,095,972	895,696	535,408	303,451

Ratio of earnings to fixed charges	(2.40x )	0.17x	1.48x	1.72x	2.05x	2.61x

Ratio 1 — Excluding Interest on Deposits Earnings:
Income (loss) from continuing operations before income taxes	$(1,355,749)	(652,421)	527,674	645,538	563,340	489,979
Fixed charges	39,496	119,774	183,500	149,027	127,003	86,769

Total	$(1,316,253)	(532,647)	711,174	794,565	690,343	576,748

Fixed Charges:
Interest on short-term borrowings	$3,013	38,577	92,970	72,958	34,342	20,236
Interest on long-term debt	30,436	73,657	84,014	71,050	88,299	62,571
Portion of rents representative of the interest factor (1/3) of expense	6,047	7,540	6,516	5,019	4,362	3,962

Total fixed charges	$39,496	119,774	183,500	149,027	127,003	86,769

Ratio of earnings to fixed charges	(33.33x )	(4.45x )	3.88x	5.33x	5.44x	6.65x